Exhibit 12.1

THE MACERICH COMPANY

RATIO OF EARNINGS TO FIXED CHARGES (Dollar amounts in thousands)

	Six Months
	Ended
	June 30,	For the Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Pre-tax income (loss) from continuing operations (1)	$22,342	$24,035	$(2,441)	$(32,017)	$(57,503)	$(59,283)
Adjustments Added:
Distributions from unconsolidated joint ventures	33,559	159,029	150,922	122,029	137,976	181,444
Fixed charges (see below)	99,513	211,602	177,989	182,023	206,010	251,003
Adjustments Subtracted:
Interest Capitalized	(5,583)	(10,829)	(10,703)	(11,905)	(25,664)	(21,294)
Total Earnings	$149,831	$383,837	$315,767	$260,130	$260,819	$351,870

Fixed Charges:
Interest expense (2)	$93,930	$200,773	$167,286	$170,118	$180,346	$229,709
Capitalized interest	5,583	10,829	10,703	11,905	25,664	21,294

Total Fixed Charges	$99,513	$211,602	$177,989	$182,023	$206,010	$251,003
Ratio of Earnings to Fixed Charges	1.51x	1.81x	1.77x	1.43x	1.27x	1.40x

(1)  Excludes equity in income of unconsolidated joint ventures, co-venture expense, (loss) gain on remeasurement, sale or write-down of assets, net, and loss (gain) on extinguishment of debt.

(2)  Includes amortization of deferred loan costs, amortization of premiums and discounts related to indebtedness and an estimate of interest within rental expense.